FOIA Confidential Treatment Request (17 CFR 200.83)
The entity requesting confidential treatment is
Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, Michigan 48813
Attn:	Joseph M. Nowicki
(517) 997-3844 (phone)
(517) 543-5403 (fax)

January 29, 2010

Via EDGAR

Mr. Lyn Shenk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Mail Stop 4720

Re:	Spartan Motors, Inc.
File Number 000-33582
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarterly Period Ended September 30, 2009
Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

            This letter is provided by Spartan Motors, Inc., a Michigan corporation (the “Company“), in response to the Staff's comment letter dated December 23, 2009 with respect to the above-referenced filings.  We have set forth below each question contained in the Staff's comment letter, followed by our response.

            As you know, the Company acquired Utilimaster Corporation (“Utilimaster”) on November 30, 2009.  To the extent the comments in the Staff's letter apply to disclosures the Company may make in future filings regarding Utilimaster and its business, we will take those comments into account in making such disclosures.  Our responses set forth below do not specifically address issues related to Utilimaster since it was not affiliated with the Company as of the date of the filings discussed below.

            To protect confidential business information, the Company requests, pursuant to Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. Section 200.83), that the Company's responses to the Staff's comment numbers 15 and 16 herein be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-2

Mr. Lyn Shenk

January 29, 2010

Form 10-K:  For the Fiscal Year Ended December 31, 2008

Forward-Looking Statements, page 3

1.         Please remove the references in the second paragraph under this heading that you are providing a non-exhaustive list of examples of risk factors or revise to clarify that you have discussed all known material risks.

We intend to revise the language regarding risk factors in future filings to reflect that the risks described are all known material risks, but additional risks could exist of which we are not aware or that we do not at that time consider to be material.

Management's Discussion and Analysis, page 19

Overview, page 19

2.         You state that ROIC is a key metric in measuring your success.  Please consider revising to disclose your ROIC here or in selected financial data.

            We intend to revise the language regarding ROIC in future filings as follows:

We will move the disclosures concerning ROIC that are currently contained in the first paragraph of the “Liquidity and Capital Resources” portion of the MD&A to the disclosures that are currently contained in the fifth paragraph of the “Overview” section on page 19 (the section to which your comment relates).  An example of this disclosure in our future filings would be:

A key metric in measuring the Company’s success is the Company’s Return on Invested Capital (ROIC).  The Company defines ROIC as operating income, less taxes, on an annualized basis, divided by total shareholders’ equity.  The Company generated an ROIC of XX.X% in the fourth quarter of 20XX compared to XX.X% for the same period in 20XX.  ROIC for the year ended December 31, 20xx was XX.X%, a XX.X% increase/decrease as compared to ROIC of XX.X% in 20XX.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-3

Mr. Lyn Shenk

January 29, 2010

Results of Operations, page 20

3.         Please revise to quantify the impacts of price and volume changes on your revenues and expenses.

As the Company primarily sells customized products, most changes in revenues period over period are attributable to volume fluctuations, rather than unilateral price adjustments.  We intend to include this added clarification in our discussions in future filings.  When material price or volume changes are known and reasonably able to be estimated, we intend to quantify any material impact of each on results.  In addition, we will include the reasons underlying the material price or volume change, as well as any expected material future impact on operating results.  During 2008, the majority of fluctuations were driven by volume changes as detailed in the MD&A of our 10-K filing.  There were no such pricing adjustments in 2008 that materially affected our revenues or expenses.

However, during 2009, there were some pricing adjustments that impacted the EVTeam segment revenues as detailed in the MD&A sections of our 2nd and 3rd quarter 10-Q filings.  We intend to continue to disclose the impact of material pricing fluctuations in our discussions when they occur, in addition to any material volume changes.

4.         Please revise to quantify the components of Spartan Chassis' other sales to provide context to the dollar and percentage changes already provided.

We intend to revise the language in future filings to quantify material subcomponents of Spartan Chassis’ other sales to provide a context to the dollar and percentage changes already provided.  For added clarity, it is our intention to break out sections within the MD&A to discuss segments separately.  Also, as discussed in response to your comment number 14 below, we will detail significant product sub-categories within the segment footnote contained in the financial statements in our Form 10-K.

5.         Please revise to discuss cost of products sold separately.

In future filings, we intend to discuss material factors that affect cost of products sold, separately by reportable segment, within the MD&A.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-4

Mr. Lyn Shenk

January 29, 2010

6.         We note that Spartan Chassis has generated operating income in the last three fiscal years while EVTeam incurred operating losses in each of the fiscal years.  In view of the material variability between Spartan Chassis and EVTeam operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these results of operations with qualitative and quantitative reasons for the significant variability between Spartan Chassis and EVTeam operations.  Please revise accordingly.  Refer to the guidance in Item 303 of Regulation S‑K and Section 501 of the Financial Reporting Codification.  You may also refer to “Interpretation:  Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” (FR-72) that is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

We intend to revise our MD&A format in future filings to include qualitative and quantitative analysis by reporting segment.  The analysis will include management’s discussion of past performance, reasons for the past performance, and its plans and timing for returning a reporting segment to profitability when that reporting segment has incurred operating losses.

7.         In connection with our comment requesting separate disclosure of results of operations by segment, please ensure that this disclosure also includes your various operating expense line items by segment, as applicable.

As noted above, we intend to revise our MD&A format and language in future filings to separate sections for each reporting segment.  These sections will analyze and discuss material changes in operating expense line items.

Liquidity and Capital Resources, page 24

8.         Please enhance your discussion in your annual and interim period filings by providing an analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash.  For example, you state that cash generated from operating activities year-over-year was primarily due to changes in the components of working capital, accounts receivable, inventory and accounts payable but you do not provide an analysis that explains to investors how these factors impacted the comparability of operating cash flows between comparative periods in terms of cash.  Please note that references to line items (or changes therein) in the statements of cash flows and results of operations prepared on the accrual basis of accounting do not provide sufficient basis for an investor to analyze the impact on cash.  Refer to Section IV.B.1 of FR-72 for guidance.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-5

Mr. Lyn Shenk

January 29, 2010

In response to the comment letter we received dated July 21, 2008, we incorporated a balance sheet section within the MD&A section of our 2008 10-K filing, which immediately precedes the “Liquidity and Capital Resources” section.  Within the newly added balance sheet section, we detailed the material changes and reasons for the changes in balance sheet accounts.  This section analyzed accounts receivable, inventory and accounts payable.

We intend to revise our discussion of liquidity in future filings by including additional information that supports the basis for changes in specific balance sheet line items that materially impact cash flow, and we will refer the reader to the previous balance sheet section for further detail.  We will ensure that this analysis provides a basis for comparing material changes in cash between periods by providing detail as to what drove the changes in the specific line items.

Critical Policies and Estimates, page 26

9.         Please enhance your discussion by providing the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements so that your investors are provided with the ability to understand how differing assumptions and judgments would impact your estimates.  For example, your disclosure of critical accounting estimates related to the allowance for customer accounts refers generally to overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts, but does not disclose any of the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements.  Please revise your critical accounting estimates disclosure accordingly.  Also, note that this comment is not limited to the example provided above but is applicable to all of your critical policies and estimates.  Refer to Section V of FR-72 for guidance.

We intend to revise our discussion of Critical Policies and Estimates in future filings by including the material assumptions and judgments actually utilized by the Company in determining its significant estimates. We will also disclose how any material assumptions or judgments in the past have materially changed and, to the extent currently determinable, what factors may cause them to materially change in the future.  Additionally, we will revise our discussion to provide possible effects material changes in these assumptions could have on our financial statements by giving ranges of impact on a percentage basis, when there is a reasonable likelihood that such material changes could occur.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-6

Mr. Lyn Shenk

January 29, 2010

10.       We note that EVTeam segment has incurred operating losses in each of the last three fiscal years and that all of the recorded goodwill relates to this segment.  We believe your critical accounting policies and estimates regarding impairment of goodwill should be significantly expanded to summarize your analysis and conclusions of the impairment tests.  This disclosure should also include significant assumptions and estimates used in the test as well as detailed information that supports management's conclusion on impairment.  Specifically,

•         The percentage by which the fair value of the reporting unit exceeded its carrying value

•         The amount of goodwill allocated to the reporting unit

•         A discussion of the assumptions used and any uncertainty inherent in those assumptions

•         A discussion of the potential events and circumstances that could have a negative effect on the assumptions.

Please provide us with a copy of your intended revised disclosure.

We believe that the Company’s goodwill balance, as reported in prior filings, is immaterial to the financial statements when taken as a whole and accordingly do not feel that the suggested disclosure is significant to shareholders.  However, we intend to expand our disclosures regarding goodwill in future filings to include information that would be meaningful and relevant to shareholders.  In addition, it is our intent to add a separate table within the goodwill section of our footnotes to detail goodwill by reportable segment to provide added clarity.  Our intended revised disclosure is as follows:

The entire goodwill of approximately $2,500,000 at year-end December 31, 2008 related solely to Crimson Fire, Inc., a reporting unit which is included in the EVTeam reportable segment. The estimated fair value of Crimson Fire, Inc. exceeded its associated book value by 54.0% as of October 1, 2008, the most recent annual assessment date.

It should be noted that the Company’s recent acquisition of Utilimaster will result in the recording of additional goodwill.  While the Company has not yet performed an impairment evaluation of goodwill at Utilimaster, these comments will be taken into consideration and appropriately reflected in our disclosure in future filings.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-7

Mr. Lyn Shenk

January 29, 2010

Note 1:  General and Summary of Accounting Policies, page 33

Revenue Recognition, page 33

11.       You state that in certain instances, risk of ownership and title passes when production and testing of the product has been completed and the product has been tendered for delivery.  Please tell us what you mean by “in certain instances,” and tell us whether, and to what degree, there are other instances in which title passes.  In addition, please tell us what you mean by “tendered for delivery” and whether this differs from delivered.

The Company’s policy is to record revenues from the sale of all products, except certain military vehicles, only when goods are shipped (or delivered) to the customer.  Company policy allowed the recognition of revenue on the sale of certain military vehicles under bill and hold arrangements when specific conditions and the requirements of the SEC’s Staff Accounting Bulletin No. 104 are met.  It should be noted that certain requirements of the bill and hold policy are met by the Defense Contract Management Agency’s (DCMA’s) inspection and acceptance of the vehicle as documented on Department of Defense’s Material Inspection and Receiving Report, DD Form 250.  When this validation and acceptance process is completed, it effectively transfers title and risk of ownership to the customer without additional material performance obligations of the Company.  Company policy is that the DCMA inspection must be performed and the DD250 executed before revenue can be recognized.  Upon revenue recognition, vehicles are segregated from inventory and shipment is managed by and under the direction and control of the customer.  We plan to clarify our disclosures in future filings with respect to bill and hold arrangements.

12.       Please revise to disclose your revenue recognition policy for sales from service.

The Company’s service revenues amounted to less than 1.0% of total revenues for the years ended December 31, 2008 and 2007.  Accordingly, the Company does not believe that additional disclosure of its policy regarding service revenue recognition would be meaningful to investors.   We will state in future filings that service revenue is immaterial for added clarity and transparency.

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-8

Mr. Lyn Shenk

January 29, 2010

Note 7:  Transactions with Major Customers, page 41

13.       To provide investors with a more complete understanding with respect to sales to major customers, please consider revising to include amounts for all periods when a customer is significant for any of the periods presented.

We intend to revise our schedule of sales to major customers in future filings to include sales amounts for all listed customers in all years presented.

Note 12:  Business Segments, page 47

14.       Other sales within the Spartan Chassis segment represent 72 percent of that segments sales in the year ended December 31, 2008.  It appears from your disclosure on page 4 of the filing that these amounts include sales from service, parts, and accessories.  Please revise your table to detail other sales by significant product or service sub-categories.

The Company aggregates service revenues and aftermarket part sales into a single category referred to as “Service Parts.”  Actual service revenues, as indicated above, represent a very immaterial portion of total Service Parts revenues.  However, it is our intent to separately disclose Service Parts revenues from specialty vehicle product revenues in future filings as part of this disclosure.

Form 10-Q for the quarterly period ended September 30, 2009

Note 4:  Commitments and Contingencies, page 13

15.       We note your disclosure that there may be adjustments to the sales prices of products previously sold due to some non-definitized agreements for which a customer is now claiming a post-delivery price adjustment.  Please supplementally provide us with additional information regarding this matter, including the circumstances which led to this situation, the amount of adjustment being sought by the customer, and how you were able to recognize revenue for these sales if prices were not fixed or determinable or if collectability of the entire amount recognized as revenue was not reasonably assured.  Please be detailed in your response.

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[*]        Information omitted pursuant to a request for confidential treatment filed with the Commission pursuant to Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. Section 200.83).

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-9

Mr. Lyn Shenk

January 29, 2010

16.       In connection with the comment above, please consider including a discussion of this matter in critical accounting estimates.

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[*]        Information omitted pursuant to a request for confidential treatment filed with the Commission pursuant to Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. Section 200.83).

Definitive Proxy Statement on Schedule 14A

Performance - SPAR Plan Bonuses, page 13

17.       We note that executive officers may earn cash bonuses based on Spartan Motors' or a subsidiary's achievement of a target amount of net operating profit after tax, less a capital charge based upon the tangible net operating assets employed in the business.  Please confirm to us that in future filings you will provide quantitative disclosure regarding the SPAR goals actually reached.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S‑K, provide us with a detailed explanation for such conclusion.  Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

The SPAR goals actually reached are included on page 14 of the proxy statement, which includes both the SPAR goals for 2008 and the actual multiples reached based on 2008 performance.  As a result, and together with the other information included on pages 14 and 17, a reader has the data necessary to quantify the annual bonus actually earned by each named executive officer for 2008.  However, in future filings, we will specifically and expressly disclose the actual amount earned as quarterly bonuses and as an annual bonus under the SPAR Plan by each named executive officer.

* * * * *

Confidential Treatment is Requested by Spartan Motors, Inc. Pursuant to 17 CFR 200.83	SPAR-10

Mr. Lyn Shenk

January 29, 2010

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all Company filings. The Company understands that neither the Staff’s comments nor changes the Company makes to its disclosures in response to Staff comments foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

            Please feel free to call me at (517) 997-3844, or the Company's legal counsel, Kimberly Baber, at (616) 336-6851, with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

Spartan Motors, Inc.

/s/ Joseph M. Nowicki

Joseph M. Nowicki

Chief Financial Officer